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[DESCRIPTION]STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
Exhibit 11
Sutron Corporation
Computation of Per Share Earnings

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
					       	Three Months Ended
                                          	March 31,
                                          1999	     1998
                                        	__________	_________
Basic EPS
Average shares outstanding		    4,298,351	4,225,851
Net Income				         	$106,987	 $7,799
Net Income per common share		        $.02	     $.0

Dilutive EPS
Average shares outstanding		     4,298,351	4,225,851
Effect of dilutive securities		       25,900	  144,245
Total average shares outstanding		4,324,251	4,416,212
Net earnings				        $106,987	 $7,799
Net income per diluted share		           $.02	     $.0

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